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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  July, 2004

Commission File Number:  000-50393

                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40 F.   Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                               Yes  [ ]   No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                               Yes  [ ]   No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                               Yes  [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    NEUROCHEM INC.

July 21, 2004

                                   By:  /s/ Lise Hebert
                                        ----------------------------------------
                                        Lise Hebert
                                        Vice President, Corporate Communications

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                                                   NEUROCHEM INC.
                                                   275 Armand-Frappier Blvd.
[NEUROCHEM "LOGO"]                                 Laval, Quebec, Canada H7V 4A7
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FOR FURTHER INFORMATION, PLEASE CONTACT:
Lise Hebert, Ph.D.
Vice President, Corporate Communications lhebert@neurochem.com
Tel: (450) 680-4500
Fax: (450) 680-4501


               NEUROCHEM'S LEAD PRODUCT CANDIDATE, ALZHEMED(TM),
                           ONE OF THREE HIGHLIGHTED AT
                     ALZHEIMER'S ASSOCIATION NEWS CONFERENCE

MONTREAL, JULY 21, 2004 -- During its international conference held in Philadelphia, the Alzheimer's Association of the United States highlighted Alzhemed(TM) as a promising treatment for Alzheimer's Disease during a news conference on anti-amyloid therapies that took place today. Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) reported on promising interim results in clinical trials with Alzhemed(TM), its core investigational product candidate targeting beta-amyloid, the substance believed to kill brain cells in people with Alzheimer's Disease (AD). The news conference also featured therapies being studied by Eli Lilly and Company and by Merck and Co. The news release issued by the Alzheimer's Association following the press conference is available on www.alz.org/internationalconference/media.htm#press_releases.

This year's Alzheimer's Association conference was the largest gathering in history of Alzheimer's Disease researchers. More than 4,500 scientists from around the world were present at the event.

Alzhemed(TM) has entered in Phase III clinical trials and 70 clinical centers have been enrolled in North America. The study will include some 950 patients who will receive study medication over a period of 18 months. The Company anticipates launching its Phase III trial in Europe early in 2005.

ABOUT ALZHEIMER'S DISEASE
Alzheimer's disease (AD) is a brain disorder in which nerve cells in the brain die, making it difficult for the brain's signals to be transmitted properly. A person with AD has problems with memory, judgment, thinking, and eventually with motor

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functions, making it difficult for the person to work or continue to take part in day-to-day life.

According to the National Institute on Aging's "Progress Report on Alzheimer's Disease, 2000," AD is the most common cause of dementia among people aged 65 and older. It presents a major health problem because of its enormous impact on individuals, families, the health care system, and society as a whole. Scientists estimate that up to four and a half million people in the United States alone currently suffer with the disease and the prevalence (the number of people with the disease at any one time) doubles every five years beyond age 65. It is also estimated that approximately 360,000 new cases (incidences) will occur each year in the United States and that this number will increase as the population ages.

In a 2000 report, the Biotechnology Industry Organization (BIO) estimated that AD is becoming the most widespread and costly age-related disorder in the United
States: total cost of the disease has been estimated at US$100 billion per year.

ABOUT NEUROCHEM
Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's pipeline of proprietary, disease-modifying, oral products addresses critical unmet medical needs. Fibrillex(TM), designated as an orphan drug and as a Fast Track Product candidate, is also part of a Continuous Marketing Applications Pilot 2 program and is currently in a Phase II/III clinical trial for the treatment of AA Amyloidosis. Alzhemed(TM), for the treatment of Alzheimer's disease, is in a Phase III clinical trial and Cerebril(TM), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase II clinical trial.

For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1 877 680-4500 or visit our website at: www.neurochem.com.

This news release contains forward-looking statements regarding the potential for Alzhemed(TM) and further development efforts. These statements are based on the current expectations of management. Drug development involves numerous risks and uncertainties, which could cause actual results to differ materially. Promising results and successes in early stage clinical trials do not ensure that later stage or larger scale clinical trials will be successful. For instance, Alzhemed(TM) may not show the same benefits, results or safety profile in later stage or larger scale clinical trials. Unexpected concerns may arise during clinical trials or in the course of developing Alzhemed(TM) which would delay the start of later stage or larger scale clinical trials. Additional risks and uncertainties include: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation or otherwise. Neurochem does not undertake any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.